INVEST IN **YUMMY FUTURE (YC S19)**

We build robotic coffee shops that can replace any chain coffee shop business


YUMMY
FUTURE

Highlights

1. 🔥 25+ preorders, $3.75M+ value, looking to be fulfilled in mid-2022
2. 💰 Cost to open is 1/10th of a traditional coffee franchise and is 6x more profitable
3. 🏆 Founders are Y Combinator alumni + award-winning innovators with patents pending
4. 🚀 $50B market-making specialty coffee as accessible as a vending machine

4. 🚀 $50B market-making specialty coffee as accessible as a vending machine

5. 🔨 Bootstrapped from idea to MVP and earning revenue in 6 months
6. 🧋 Fast + Accurate making 1 iced latte in 30 seconds or 600 cups per day
7. 📈 Beta traction = $2,700 in revenue in 40 hours; $67.5 per hour revenue

Our Team



Guangzhe Cui

Guangzhe dropped out from the University of Illinois on a MS Ph.D. track in ECE. Y Combinator and Google alum. His favorite coffee drink is hot latte with organic milk.



Yueming Yan

Yueming has a Masters in Electrical and Electronics Engineering from the University of Illinois - Champaign-Urbana. Y Combinator alum. His favorite coffee drink is chocolate Frappuccino.

We are creating the Coffee Shop of the Future



In 2018, Guangzhe and Yueming started Yummy Future in their apartment after graduating from University of Illinois at Urbana-Champaign.

We brought our original prototype to market after just 6 months earning revenue, significant press and interest. Shortly after we became a Y Combinator company and we have been refining our product since.


Y Combinator
Team of Proud Engineers
Product Dedication
Revolutionary Robot Operating System
System Cost 70% lower than Competitors

Their mission was to improve the coffee shop experience for both customers and owners. Despite high gross margin, increasing labor cost do not leave room for unpredictable events or seasonality of business.

Yummy Future helps coffeeshops build resilience from market volatility by reducing labor cost using robotics technology.

reducing labor cost using robotics technology.



Coffee shops average 5% operating profit with around 50% of total revenue attributable to labor costs. During peak seasons, coffee shops are able to achieve 85% gross margin and 40% profit margin, but this is not enough to offset the fixed costs when demand is lower.

We build high performance, affordable robotic coffee shops

Yummy Future has built a robotic coffee shop that is capable of handling high customer volumes in peak season and reducing business running cost during off-season by developing a cost-efficient optimized robot operating system and combining innovations from IoT, consumer robotics, and 3D printing. The result is a revolutionary system designed to fundamentally change the coffee retail industry allowing.



At Yummy Future, better is possible. Our system produces a cup of coffee in as few as thirty seconds. Our task scheduling optimizer, powered by edge computing, ensures that our robot can process multiple orders in parallel and deliver your drinks as efficiently as possible.

Fast:30s Per Order(Combined)

Accurate: 0.05mm Repeatable Accuracy

No more incorrect orders

That is not all, of course. Because Yummy Future is able to work independently of full-time human operators, it is much, much less expensive than traditional preparation and service systems.



This is not the same thing as a coffee machine, though. Our system is a true master of coffee, and it is doing more than brewing grounds. It takes care of tedious, repetitive work, and because it does, we can spread our cost among better brewing techniques, organic fresh milk, and premium daily roasted beans that would be way too luxurious for regular coffee shops to use. But we still achieve 6X profit margin increase!

Coffee Shop	YUMMY FUTURE
4 employees (manager, barista, cashier)	1 employee
5% - 12.5% profit margin	7 X margin
9 months to launch	2 weeks to launch
Inflexible relocation	Flexible relocation

We tuned the system with optimal temperature, timing, and pressure to extract the essence of flavor from each brew so that it is neither too strong nor too watery. Each sip, when it comes from a Yummy Future cup, will be an ideal balance of deliciousness and energy.





YUMMY
FUTURE

We have established partnerships with the University of Illinois to test and refine our robotic coffee experience and received 25+ preorders from businesses.



YUMMY
FUTURE
ROBOT
X
COFFEE

Our nationwide expansion will focus on universities, airports, convention centers, and independent coffee shops across the country.

Business Model
Stage 1: Hardware Sale
$150k unit price
Launch a pilot with local coffee shop owner
Generate $300k Revenue with 1 shop
Convert 5 Preorders into direct sales ($750k)
Stage 2:Software Subscription
Lease agreement + Commission Fee

Installing our coffee machine is also way easier and more mobile than you could imagine. You can add it to an office space or park it on a trailer for on-the-go service. We have also designed deployment plans for an EV charging lot – so that people can plug in their electric vehicles and go green while they are getting their caffeine.





Milestones and Goals
Y Combinator
Accepted to Y Combinator
Goal: 1000 subscriptions X $300k revenue per shop by 2024
2019
April
2019 May
2021
Sept
2022
May
2023
Food Truck launched
Bootstrapped with $2000 revenue in two weeks
Basic proof of technology
Product Private Launch
25+ waitlisted in two weeks,$3M+ in value
Beginning First Pilot
Fulfilling 5+ Orders
Aiming at 1000+ Preorders,$15M in value
Ramping up production to 100 units/year



Your investment

We have a goal of $500k for the Wefunder community raise. These funds will be used to further polish our robotic coffee shop, begin production, fulfill pre-orders, and fuel sales nationwide.

Thank you for taking your time and interest in Yummy Future. We look forward to sharing this journey with you!

Appendix


Competition Map
Vending machines
Bad Coffee
Affordable
YUMMY FUTURE
Great Coffee
CafeX
Expensive
BLUE BOTTLE COFFEE


Cash Flow Comparison Example
Cash Flow Waterfall for YF Robotic Coffee Shop
Monthly Revenue
Monthly Cost
Annual Profit
Annual Profit
$238,477


Cash Flow Comparison Example
Cash Flow Waterfall for Campus Coffee Shop
Monthly Revenue
Monthly Cost
Annual Profit
Annual Profit
$36,057